As confidentially submitted to the U.S. Securities and Exchange Commission on November 27, 2023.
This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_________________________

ISPIRE TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

_________________________

Delaware	2111	93-1869878
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19700 Magellan Drive
Los Angeles, CA 90502
(310) 742-9975
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Michael Wang, Co-Chief Executive Officer
Ispire Technology Inc.
19700 Magellan Drive
Los Angeles, CA 90502
(310) 742-9975
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to

Richard I. Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300	[ ] [ ] [ ] [ ] Telephone: [ ]

_________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor is it a solicitation of offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2023
ISPIRE TECHNOLOGY INC. Up to [ ] Shares of Common Stock

We are offering up to [      ] shares of our common stock, par value $0.0001 per share (“common stock”), at an assumed public offering price of $[      ] per share (the last reported sale price per share of our common stock on the Nasdaq Capital Market on, [      ], 2023).

We have engaged Roth Capital Partners, or the placement agent, to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the shares of common stock offered by this prospectus. The placement agent is not purchasing or selling any of the common stock we are offering and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of common stock. We have agreed to pay to the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the common stock offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum number of shares of common stock or minimum aggregate amount of proceeds that is a condition for this offering to close. We may sell fewer than all of the common stock offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund if we do not sell all of the common stock offered hereby. Because there is no escrow account and no minimum number of shares of common stock or amount of proceeds, investors could be in a position where they have invested in us, but we have not raised sufficient proceeds in this offering to adequately fund the intended uses of the proceeds as described in this prospectus. We will bear all costs associated with the offering. See “Plan of Distribution” on page 16 of this prospectus for more information regarding these arrangements. This offering will end no later than three trading days from the date of this prospectus.

Our common stock is listed on the Nasdaq Capital Market under the symbol “ISPR.” On, [      ], 2023, the last reported sale price of our common stock on the Nasdaq Capital Market was $[      ] per share. All share numbers are based on an assumed public offering price of $[      ] per share. The actual public offering price per share will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and are subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Emerging Growth Company Status.” We are deemed to be a “controlled company” under the Nasdaq listing rules because Tuanfang Liu, our co-chief executive officer and a director, and his wife, Jiangyan Zhu, who is a director, own 65.9% of our outstanding common stock. As a controlled company, we are not required to comply with certain of Nasdaq’s corporate governance requirements. We do not currently take advantage of any of these exceptions except that Mr. Tuanfang Liu is chairman of the nominating and corporate governance committee. See “Prospectus Summary — Controlled Company.”

You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information By Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk.    See the section entitled “Risk Factors” beginning on page 10 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Per Share
Public offering price(1)	$	[ ]
Placement agent fees(2)	$	[ ]
Proceeds to us, before expenses(3)	$	[ ]

(1)      The public offering price corresponds to a public offering price per share of $[      ].

(2)      See “Plan of Distribution” for additional information about the compensation payable to the placement agent.

(3)      Because there is no minimum number of shares of common stock or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. We estimate the total expenses of this offering payable by us, excluding the placement agent fee, will be approximately $[      ].

The delivery of the shares of common stock is expected to be made no later than            , 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus is            , 2023.

i

ABOUT THIS PROSPECTUS

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our common stock.

We have not, and the placement agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Any representations, warranties and covenants made by us in any document that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

The information presented in this prospectus that relates to the industry has been derived from industry reports prepared by Euromonitor International Limited. Euromonitor is an independent research firm. The tobacco report was commissioned by Aspire Global, and we commissioned the cannabis report. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this prospectus.

For investors outside the United States: we have not, and the placement agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States.

This prospectus and the information incorporated by reference into this prospectus contain references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and the information incorporated by reference into this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•        our goals and growth strategies;

•        our expectations regarding demand for and market acceptance of our brand and platforms;

•        our future business development, results of operations and financial condition;

•        our ability to establish manufacturing operations in the United States, particularly in California, and potentially in Malaysia or elsewhere in Southeast Asia;

•        our ability to establish relationships with suppliers other than Shenzhen Yi Jia;

•        the effect of regulations relating to the marketing and sale of vaping products in the United States and other countries;

•        our ability to maintain and improve our infrastructure necessary to operate our business;

•        competition in the vaping industry;

•        the expected growth of, and trends in, the markets for our products and services in the markets in which jurisdictions that we sell our products;

•        the development of a market for cannabis vaping products outside of the United States, including the legalization of cannabis in certain European countries;

•        the expected growth of, and trends in, the markets for our products and services in the markets in which jurisdictions that we sell our products;

•        the effect of supply chain issues on our ability to manufacture and our ability and the ability of our distributors to distribute product;

•        the development of a market for cannabis vaping product and our ability to market cannabis products to adult users;

•        our ability to compete successfully in selling both tobacco and cannabis products, the expected growth of, and trends in, the markets for our products and services jurisdictions that we sell or plan to sell our products;

•        our ability to implement and maintain effective internal controls over financial reporting;

•        effects of the COVID-19 pandemic and steps taken by governments to address the pandemic;

•        government policies and regulations relating to our operations, including regulations relating to the sale and distribution of our vaping products and those relating to manufacturing operations;

•        our ability to develop and maintain effective disclosure controls and internal controls over financial reporting;

•        our ability to comply with the continued listing standards on the exchange or trading market on which our shares of common stock, par value $0.0001 per share (“common stock”), are listed for trading;

•        our ability to attract and retain qualified senior management personnel and research and development staff;

•        the volatility of our operating results and financial condition and the price of its common stock;

•        general economic and business condition in China and elsewhere;

•        assumptions underlying or related to any of the foregoing; and

•        other risks and uncertainties, including those listed in the “Risk Factors” section of this prospectus and the documents incorporated by reference herein.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus.

Introduction

We were formed on June 13, 2022. We have two operating subsidiaries, Aspire North America LLC, a California limited liability company (“Aspire North America”), and Aspire Science and Technology Limited, a Hong Kong corporation (“Aspire Science”). On July 29, 2022, we acquired 100% of the equity interest in Aspire North America from Aspire Global Inc. (“Aspire Global”), and our wholly-owned subsidiary Ispire International Limited, a British Virgin Islands corporation (“Ispire International”), acquired 100% of the equity interest in Aspire Science from a wholly-owned subsidiary of Aspire Global in connection with a restructure by Aspire Global pursuant to which the equity in Aspire North America and Aspire Science was transferred to us, and, at the time of the transfer, we had the same stockholders as Aspire Global and our stockholders held the same percentage interest in us as they had in Aspire Global at the time of the transfer. See “Business — Acquisition of Our Business from a Related Party” and “Certain Relationships and Related Party Transactions, and Director Independence” in our Annual Report on Form 10-K filed with the SEC on September 19, 2023 (the “Form 10-K”) that is incorporated by reference into this prospectus.

Unless the context indicates otherwise, all references to “we,” “us,” “our,” the “Company,” or similar terms used in this prospectus refer to (i) Ispire Technology Inc., including its subsidiaries, and (ii) for periods prior to July 29, 2022, the date we acquired our operating subsidiaries, the operations of our subsidiaries prior to our acquisition of the equity in the subsidiaries. Our consolidated financial statements reflect the consolidated operations of us and our subsidiaries as if the acquisition of the subsidiaries occurred on July 1, 2020. See Note 1 of Notes to Consolidated Financial Statements.

Our reporting currency is the U.S. dollar. The functional currency of Aspire Science, which is located in Hong Kong, is the Hong Kong Dollar. For Aspire Science, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currencies at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The information presented in this prospectus that relates to the industry has been derived from industry reports prepared by Euromonitor International Limited. Euromonitor is an independent research firm. The tobacco report was commissioned by Aspire Global, and we commissioned the cannabis report. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview

We are engaged in the research and development, design, commercialization, sales, marketing and distribution of branded e-cigarettes and cannabis vaping products. We sell our tobacco products worldwide except for the PRC, the United States, and Russia. Our tobacco products are marketed under the Aspire brand name and are sold primarily through our distribution network.

We currently sell our cannabis vaping hardware only in the United States, and we have recently commenced marketing activities in Canada and Europe. All of our products are vaping hardware. Vaping refers to the practice of inhaling and exhaling the vapor produced by an electronic vaping device, and includes dabbing, which is the recreational inhalation of extremely concentrated cannabinoids, typically tetrahydrocannabinol, the main psychotropic cannabinoid derived from the marijuana plant. Our cannabis products are marketed under the Ispire brand name, primarily on an original design manufacturer (“ODM”) basis to other cannabis vapor companies. ODM generally involves the design and customization of core products to meet each brand’s unique image and needs, and our products are sold by our customers under their own brand names although they may also include our brand name on the products.

Our products use our BDC (bottom dual coil) coil technology which uses bottom dual coils to provide much higher temperature and an expanded heating that achieves much greater flavor and vapor production. We believe that the use of our dual-coil technology enhances the flavor performance of e-liquid, and the hidden wick cotton with special designed wick holes can both extend the tank e-liquid capacity and improve the speed of wicking to increase the coil life.

Our BVC (bottom vertical coil) coil represents a significant technological breakthrough for us in coil technology utilizing a vertical heating wire surrounded by cotton. This design can enable the coil heating to provide uniform temperature from the tank, together with more efficient wicking. This new technology, which Aspire Global introduced in 2014, enables the coil to last longer while still giving users what we believe is the purest and cleanest taste from e-liquids. The BVC coils are still very popular for MTL (mouth to lung) vapors today.

Our Cleito tank brings new and innovative technological advancement to the vaping industry. The Cleito uses a revolutionary new coil design that replaces the standard chimney and, we believe, delivers maximized airflow. This design frees up even more restriction in the airflow by eliminating the need for a static chimney within the tank itself, which results in an expanded flavor profile and increased vapor production. Combined with a Clapton kanthal coil for maximum flavor, the Cleito tank delivers a rush of intense flavor and huge vapor with a broad profile. The simple top-fill design makes filling very easy and use more convenient and enjoyable.

Our Ispire cannabis vapor products use our patented DuCore™ (Dual Coil) technology for cannabis vaporizers. This technology enables users to create massive plumes of vape without burning the cannabis oil. These products incorporate our patented dual coil technology for what we believe is best-in-class airflow and taste, and our technology for eliminating the leakage of the oil from the unit, which overcomes a major disadvantage with many existing products.

In June 2023, we introduced our proprietary Ispire ONETM technology and products. Ispire ONETM is designed to eliminate capping issues in the manufacturing/co-packing process; increase consistency and quality of the filled devices; eliminate leaking, spitting, or overheating for cartridges, disposables, and PODs; and improve consumer safety, as the devices are sealed in a sterilized factory environment to eliminate risk of contamination during filling process by Ispire’s customers.

Our products are manufactured and supplied by Shenzhen Yi Jia, which is 95% owned by our co-chief executive officer and controlling stockholder, Tuanfang Liu. We have taken steps toward the development of manufacturing operations in California. We expect to receive our first fully automated assembly system and related equipment in our California facility in late January 2024. We plan to fine-tune the system with a view to completing the clean room where the system will be housed. As the initial steps to establish a manufacturing facility in Malaysia, we have leased a site for our proposed manufacturing facility and have begun to hire employees for these operations. Initially, our primary manufacturing operations will be assembling from components that we purchase from other companies. Although we expect that we will commence these assembly operations in both California and Malaysia during first half of 2024, due to the nature of these activities and the infrastructure required, we may encounter unexpected timing issues or operational and regulatory challenges which could impact our ability to meet this timetable for either or both locations, we cannot assure you that we will be able to meet this timetable or that we will be able to effectively and efficiently establish or conduct such operations.

We sell the Aspire brand of tobacco vaporizer technology products in more than 30 countries through our global network of more than 150 distributors. The primary markets for our tobacco products are Europe and the Asia Pacific region, which does not include the PRC.

The following table sets out the breakdown of our revenue percentage by region based on information provided to us by our distributors for the three months ended September 31, 2023 and 2022 and the years ended June 30, 2022 and 2023 (dollars in thousands).

	Three Months Ended September 31,				Year Ended June 30,
	2022		2023		2022		2023
	Revenue	%	Revenue	%	Revenue	%	Revenue	%
Europe	$15,141	56.1%	$19,862	46.4%	$51,886	58.9%	$58,764	50.8%
Asia Pacific (excluding PRC)	2,904	10.8%	5,077	11.8%	13,213	15.0%	14,919	12.9%
North America	8,802	32.7%	17,868	41.7%	22,828	25.9%	41,608	36.0%
Others	96	0.4%	58	0.1%	168	0.2%	315	0.3%
Total	26,943	100%	42,865	100%	88,095	100%	115,606	100%

Industry Developments

Historically, combustible tobacco products, primarily cigarettes and cigars, have been, and continue to be, the principal tobacco products used by adult smokers. Diverse customer demands are driving the innovation in the tobacco industry. During the past few decades, a number of alternatives to combustible tobacco products have entered the market. These products can be classified in three categories — smokeless oral-use products (including moist snuff, snus, and nicotine pouches), e-vapor products and heated tobacco products.

Vapor devices are distinguished from traditional combustible tobacco products by their production of vapor through a process of heating rather than the burning associated with the consumption of cigarettes, cigars, cigarillos or smoking tobacco. In their current form, vapor devices usually include electronic circuitry and a power source supplying energy to the heating mechanism. Vapor products are not distinguished by the absence of tobacco. While the majority of current devices (e-cigarettes) are intended for use with a tobacco-derived or synthesized nicotine containing liquid the category includes tobacco products where it is heated and not combusted, such as heat-not-burn devices. Closed vaping systems designed to look like a cigarette are referred to as cigalikes.

Our products are vapor devices, a category which includes closed system vaping devices (non-cigalikes), vaping components, and open system vaping devices.

Over the past ten years, both technological advances and consumer demand resulting in large part from a desire to obtain the effects of smoking without the adverse health effects resulting from smoking cigarettes, have led to both an increase in the global popularity of vaping along with the application of anti-tobacco legislation and regulation to electronic products, including vaping. Innovation in battery and other component technologies have greatly improved product functionality and reliability. Many consumers are attracted to the discreetness that vaporizers provide in terms of size and ease of use, style/fashion, and the perception that vaping is less detrimental to health than cigarettes. The e-vapor market worldwide has experienced rapid growth through 2019. However, the growth rate decreased in 2020, in part, we believe, because of the steps taken by governments worldwide to address the COVID-19 pandemic, which was reflected in our decrease in revenue in the year ended June 30, 2020. However, government regulations, particularly in the United States, have materially impacted our revenue in the United States.

Cannabis has a long and entrenched history in the United States due to considerable popularity of medical and recreational use in addition to long-standing industrial production of hemp. While the 20th century saw the growth of increasingly negative attitudes towards cannabis from policy makers and the general public, recent decades have witnessed a significant shift in the perception of cannabis. In the late 1990s, acceptance of medical cannabis grew enough to allow for changes in regulation and the 2010s saw rapid expansion of social acceptance for recreational use. Medical cannabis in particular has seen an increasing approval as Americans seek alternatives to pharmaceutical products. Legalization is also increasing thanks to growing movements seeking to reform the US criminal justice system. For example, on October 6, 2022, President Biden announced pardons of all prior federal convictions for simple marijuana possession, urged states to take a similar approach to state marijuana convictions, and ordered officials in his administration to revisit the Schedule I status of marijuana under the federal Controlled Substances Act. Increasing numbers of American political reformers see eliminating criminal penalties for use and sale of cannabis as a way to address various social and economic inequalities.

Adult-use cannabis has attracted mainly recreational consumers who use cannabis for relaxation and socializing. Former medical cannabis users have also been attracted to the adult-use space as it has expanded due to its lower barriers to entry (no requirement to get permission from a doctor to gain access) and significant overlap of products between medical and adult-use product line-ups. Nonetheless some medical patients do opt to continue using medical cannabis even after adult-use legalization due to preferential tax rates on medical products in some states, and social acceptance of cannabis is growing in the United States.

Cannabis vaping is the action of inhaling and exhaling vapor containing cannabis oil produced by a vaporizer technology device. We believe that vaping has become the preferred choice of many cannabis users due to its discreetness in both carrying and smell, ease of use, and perceived health benefits relative to smoking cannabis cigarettes or bowls which create smoke. Cannabis vaping products for adult recreational use is largely limited to the United States with modest use in Canada.

Our Strategy

We are implementing a multi-prong growth strategy directed at increasing the sales of our e-cigarette and cannabis vaporizer technology products.

In addition to increasing sales to our existing customers, we plan to increase sales of our e-cigarette vaporizer technology products by increasing the number of distributors and regions where our products are sold. We plan to increase sales of our cannabis products by increasing sales to existing customers, increasing our customer base in the United States and seeking to penetrate the Canadian and European markets as they develop. We closely follow the legalization of cannabis globally and plan to enter markets when opportunities arise.

Research and development is at the core of our business. We plan to continue to innovate via our own research and development efforts. Tuanfang Liu, our co-chief executive officer, developed the patented DuCoreTM technology, which patent, along with the related underlying intellectual property has been assigned to us. This technology enables our cannabis vaporizer products to heat cannabis oil, and we believe it is the first leak-proof patented design, which enables the consumer to get the full flavor experience of the cannabis. We plan to continue to expand our technology leadership and invest in vaporizer and similar technology research and development. Our present products are designed for adult recreational use. Our research and development activities will be oriented to focus on both medical and recreational usage of cannabis products. We recognize that industry trends can change rapidly. We believe that our products must be at the forefront of technology if we are going to develop our business. The cannabis vaping business is in its early stages and we will seek to develop a strong and leading position in this market. This market is currently largely in the United States and we plan to be in the forefront as other markets develop.

Through our global sales network, we have a strong understanding of all of the markets in which our products are sold. We will use forum and community groups as a means to increase engagement and collect feedback for future improvements in product research and development. We will seek to introduce new products to meet customer needs based on our assessment of the direction of the market.

We will also consider mergers and acquisitions and strategic relationships if we believe that such relationships can increase our technological human resources and technology and product portfolio. We believe that we have a strong management team adept at integrating any such acquisitions and we believe that we are an attractive platform to potential acquirees. As of the date of this prospectus, we do not have any agreements or informal understandings with respect to any potential merger, acquisition or strategic relationship.

We plan to develop manufacturing capabilities. However, initially, and for at least a few years, our manufacturing operations will primarily involve the assembly of products from components manufactured for us in accordance with our specifications. We are planning to establish a manufacturing facility in Malaysia, and to this end, we have established a subsidiary in Malaysia. As the initial steps to establishing a manufacturing facility in Malaysia, we have leased a site for our proposed manufacturing facility and have begun to hire employees for these operations. However, we cannot assure you that we will be able to do so establish and operate a manufacturing facility in Malaysia.

We are expanding our OEM and ODM business. OEM generally means making and selling the products as we design them and putting customers’ logos on the products. For OEM products, cost is important to the customer. ODM generally involves the design and customize the core products to meet each brand’s image and needs. For ODM, technology, performance and uniqueness are often more important, with cost generally being a secondary consideration. Historically, for our tobacco products, we have focused on building and growing our own branded business, with OEM and ODM sales accounting for a minor portion of our revenue. OEM and ODM sales accounted for approximately $0.5 million, $3.3 million, or 2.7% and 12.7%, and $0.7 million and $4.5 million, or 1.0% and 6.0%, of revenue of tobacco products in the three months ended September 30, 2022 and 2023 and the years ended June 30, 2022 and 2023, respectively. As Aspire Global continued to innovate in the last decade and the Aspire brand has become recognized as a leading innovator in the vaping industry, Aspire Science has been sought after by other brands for OEM and ODM work. We believe that OEM and ODM for our tobacco products will represent a key growth area for us in the future. In seeking to introduce new products, we will, at least initially, continue to rely upon our chairman, Tuanfang Liu, who has been largely responsible for the development of the technology underlying our tobacco and cannabis vaping products.

Sales of our cannabis products to date are largely sales to cannabis brands on an ODM basis, and we anticipate that our cannabis sales will continue to be primarily ODM sales for the near future. It is the responsibility of our customers, which are cannabis brands, to manufacture the cannabis oil and load the oil into our vaping hardware product. We also sell hardware products to end users, but our sales are primarily to ODM users. None of our products include cannabis oil or hemp oil.

Effects of COVID-19 Pandemic

In December 2019, coronavirus disease 2019 (COVID-19) was first reported to have surfaced in Wuhan, China. During 2020, the disease spread to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in much of the world, most of which are no longer in effect. The World Health Organization ended the global emergency status for COVID-19 on May 5, 2023, and the United States Department of Health and Human Services declared that the public health emergency from COVID-19 expired at the end of the day on May 11, 2023.

The extent to which COVID-19 impacts our operations on an ongoing basis is highly uncertain. Since our products are presently manufactured in the PRC by a related party, any changes in the outbreak in the PRC and any changes in the PRC government’s policy may affect our supplier’s operations which could affect its ability to manufacture and deliver product in a timely manner.

Supply Chain Risks

One of effects of the COVID-19 has been delays resulting from supply chain issues, which relate to the difficulty that companies have in having their products manufactured, shipped to the country of destination, and delivered from the port of entry to the customer’s location. As the port delays have significantly decreased, we do not believe that the supply chain issues that affected our operations are currently affecting us. We cannot assure you that delays will not affect our business in the future.

In 2021, Shenzhen Yi Jia suffered a chip shortage resulting in a slowdown in delivery of its products to the Company from April to August 2021. To secure the supply of chips, Shenzhen Yi Jia changed the payment terms to chip suppliers from 30 days after delivery in the past to prepayment, and it engaged two new chip suppliers. Since September 2021, Shenzhen Yi Jia has obtained a supply of chips to meet its production needs and the chip shortage no longer affects its production. In 2022, a slowdown in the delivery of components to Shenzhen Yi Jia resulting from supply chain slowdowns as a result of the effects of mainland China’s COVID policy resulted in an increase in cost of revenue during the period. We cannot assure you that we will not suffer from a chip shortage or that the effects of China’s COVID policy will not affect Shenzhen Yi Jia’s ability or the ability of its suppliers to delivery products in a timely manner.

Controlled Company

A controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Mr. Tuanfang Liu, our co-chief executive officer, holds more than 50% of our voting power. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors.

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, other than including our co-chief executive officer and controlling stockholder, Tuanfang Liu, as the chairman of the nominating and corporate governance committee, we may in the future take advantage of such exemptions.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We currently take advantage of certain of these exemptions.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Matters Relating to PRC Laws

In this prospectus, “China” or the “PRC” refers to the People’s Republic of China; mainland China refers to the PRC, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region, and PRC Laws refer to the laws, rules, regulations, statutes, notices, circulars and court judicial interpretation or the like of mainland China. Any PRC Laws refer to those currently in force, published for comments (if specifically stated) or being promulgated but have not come into effect (if specifically stated) and publicly available in mainland China as of the date of this prospectus. The majority of our operations are in United States. We are mainly engaged in the research and development, design, commercialization, sales, marketing and distribution of branded e-cigarettes and cannabis vaping products. The sales of our tobacco products are conducted worldwide except for the PRC, the United States, and Russia. Through our global distributor network of more than 150 distributors, we sell the Aspire brand of tobacco vaporizer technology products in more than 30 countries and the main markets for such tobacco products are Europe and the Asia Pacific region, which does not include the PRC. We do not conduct business and we do not have any employees, assets or funds in mainland China. Although most of our cash is in Hong Kong banks, a significant portion of these funds is to be paid to related parties. See “Certain Relationships and Related Party Transactions” in our

Form 10-K that is incorporated by reference into this prospectus. Our operations are primarily in the United States. Although Tuanfang Liu, our co-chief executive officer, lives in mainland China, where Shenzhen Yi Jia is located, the services that he performs for us in his capacity as our co-chief executive officer are performed primarily in Hong Kong and the United States. In addition to serving as our co-chief executive officer, Mr. Liu is chairman of Shenzhen Yi Jia, and the services he provides in mainland China are performed in his capacity as chairman of Shenzhen Yi Jia. Our employees are largely in the United States, with 62 employees based in the United States and where our research and development activities are conducted, and seven employees in Hong Kong. Our facilities are located primarily in the United States, where we lease more than 41,221 square feet of office, manufacturing and storage space and where our research and development activities are conducted, as compared with 1,850 square feet of office space in Hong Kong. We are also leasing approximately 31,000 square feet for our proposed manufacturing facility in Malaysia. We do not have any variable interest entities arrangements or any similar agreements. As of the date of this prospectus, we do not believe we are subject to PRC Laws applicable to those Chinese companies established in mainland China, based on advice from Han Kun Law Offices.

We have two operating subsidiaries established in California and Hong Kong, and we have recently established a subsidiary in Malaysia. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and have executive, legislative and independent judicial power, and the PRC laws and regulations shall not be applied to Hong Kong, other than those relating to national defense, foreign affairs, and certain other matters that are not within the scope of autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, as of the date of this prospectus, national laws of the PRC that would be applicable to us if we were a Chinese corporation do not apply to our Hong Kong subsidiary. However, there is no assurance that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, will not be applicable to our Hong Kong subsidiary due to change in the current political arrangements between mainland China and Hong Kong or other unforeseeable reasons. The application of such laws and regulations may have a material adverse impact on us, as relevant PRC authorities may impose fines and penalties upon our Hong Kong subsidiary, delay or restrict the repatriation of the proceeds from this offering into Hong Kong, and any failure of us to fully comply with such new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common stock, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our common stock to significantly decline in value or in extreme cases, become worthless. See “Risk Factors — Risks Related to Our Business and Industry — Although we believe that our business is not subject to PRC Laws, our business could be materially impaired if it is determined that our business is subject to PRC Laws” and “Business — Matters Relating to PRC Laws” in our Form 10-K that is incorporated by reference into this prospectus.

At present, our products are manufactured and supplied by Shenzhen Yi Jia, a Chinese company under common control. However, we have taken steps toward the development of manufacturing operations in California and anticipate commencing initial production to commence prior to the end of 2023. As the initial steps to establishing a manufacturing facility in Malaysia, we have leased a site for our proposed manufacturing facility and have begun to hire employees for these operations. We can give no assurance that we will be successful in developing and sustaining manufacturing operations in California or in Malaysia or elsewhere in Southeast Asia.

Our Organization

We are a Delaware corporation, incorporated on June 13, 2022. Aspire North America, LLC, a California limited liability company was formed on February 22, 2020, and 100% of its ownership was transferred to Aspire Global on September 23, 2020 and was transferred by Aspire Global to Ispire Technology on July 29, 2022. Aspire Science, a Hong Kong corporation, was formed on December 9, 2016 as a subsidiary of Aspire Global, and 100% of its equity was transferred to our subsidiary, Ispire International, on July 29, 2022. Ispire International was organized on July 6, 2022. Ispire Malaysia Sdn Bhd was formed by on our behalf by Tuanfang Liu, our Chairman and Co-Chief Executive Officer, under the laws of the Federation of Malaysia on September 1, 2023 and assigned to us on September 22, 2023. Aspire North America and Aspire Science are our operating companies.

The following chart shows our corporate structure.

Our principal executive offices are located at 19700 Magellan Dr, Los Angeles, CA 90502. Our telephone number is 310 742 9975. Our principal website is www.ispiretechnology.com. The information contained on, or that can be accessed through, our website or any other website or any social media, is not a part of this prospectus.

THE OFFERING

Common Stock to be Offered	Up to [ ] shares of our common stock based on an assumed public offering price of $[ ] per share of common stock, which is the last reported sale price of our common stock on [ ], 2023.
Common Stock to be Outstanding Immediately After this Offering	[ ] shares, (assuming we sell only shares of common stock).(1)
Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $[    ]. We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development. See “Use of Proceeds” for additional information.

Risk Factors

An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus and the other information included and incorporated by reference in this prospectus for a discussion of the risk factors you should carefully consider before deciding to invest in our securities.

Nasdaq symbol	Our common stock is listed on the Nasdaq Capital Market under the symbol “ISPR.”.

____________

(1)      Excludes 14,995,517 shares issuable pursuant to our 2022 Equity Incentive Plan and 62,100 shares issuable pursuant to the warrant held by U.S. Tiger Securities, Inc. (“Tiger Securities”).

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to This Offering

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our securities to decline. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering and may experience additional dilution in the future.

The public offering price per share of common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering. Assuming the sale of [            ] shares of our common stock at an assumed public offering price of $[            ] per share, the closing sale price per share of our common stock on the Nasdaq Capital Market on [            ], 2023, and after deducting the placement agent fees and commissions and estimated offering expenses payable by us, you will incur immediate dilution in pro forma as adjusted net tangible book value of approximately $[            ] per share. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of the liquidation of our company. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you participate in this offering. To the extent shares are issued under outstanding options and warrants at exercise prices lower than the public offering price of our common stock in this offering, you will incur further dilution.

This is a best efforts offering, no minimum amount of common stock is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the common stock in this offering. The placement agent has no obligation to buy any of the common stock from us or to arrange for the purchase or sale of any specific number or dollar amount of the common stock. There is no required minimum number of shares of common stock that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the shares of common stock offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of common stock sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Purchasers who purchase our common stock in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of securities; (ii) agreement to not enter into any financings for 90 days from closing; and (iii) indemnification for breach of contract.

Future sales of a significant number of our shares of common stock in the public markets, or the perception that such sales could occur, could depress the per-share market price of our shares of common stock.

Sales of a substantial number of our shares of common stock in the public markets, or the perception that such sales could occur, could depress the per-share market price of our shares of common stock and impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of common stock are being offered by this prospectus, and we cannot predict if and when the purchasers may sell such shares in the public markets. In addition, we cannot predict the number of these shares that might be sold nor the effect that future sales of our shares of common stock would have on the per-share market price of our shares of common stock.

USE OF PROCEEDS

We estimate that the net proceeds from the offering will be approximately $[            ], after deducting the placement agent fees and estimated offering expenses payable by us. However, because this is a best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development. This expected use of proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price paid by the purchasers of the shares of common stock sold in this offering and the as-adjusted net tangible book value per shares of common stock after this offering.

The net tangible book value of our common stock as of September 30, 2023, was approximately $26,471,508 million, or approximately $2.05 per share of common stock. Net tangible book deficit per share represents the amount of our total tangible assets less total liabilities divided by the total number of our shares of common stock outstanding as of September 30, 2023.

After giving effect to the sale by us in this offering of [            ]  shares of common stock in this offering, our pro forma as adjusted net tangible book value as of September 30, 2023 would have been approximately $[            ], or approximately $[            ] per share of common stock. This represents an immediate increase in net tangible book value of approximately $[            ] per share of common stock to our existing security holders and an immediate dilution in as adjusted net tangible book value of approximately $[            ] per share of common stock to purchasers of common stock in this offering. The final public offering price will be determined through negotiation between us, the placement agent, and prospective investors in the offering and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share			$	[ ]
Historical net tangible book deficit per share as of September 30, 2023		$2.05
Increase in as adjusted net tangible book value per share attributable to this offering	$	[ ]
As adjusted net tangible book value per share after giving effect to this offering			$	[ ]
Dilution per share to new investors in this offering			$	[ ]

Each $0.10 increase or decrease in the assumed public offering price of $[            ] per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on [            ], 2023, would increase or decrease the as adjusted net tangible book value per share by $[            ] per share and the dilution per share to investors participating in this offering by $[            ] per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the placement agent fees and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. A 1.0 million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by approximately $[            ] and decrease the dilution per share to new investors participating in this offering by approximately $[            ], based on an assumed public offering price of $[            ] per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on [            ], 2023, remaining the same and after deducting the placement agent fees and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share by approximately $[            ] and increase the dilution per share to new investors participating in this offering by approximately $[            ], based on an assumed public offering price of $[            ] per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on [            ], 2023, remaining the same and after deducting the placement agent fees and commissions and estimated offering expenses payable by us.

The table and discussion above are based on 54,268,992 shares of common stock outstanding as of September 30, 2023, and excludes 14,995,517 shares issuable pursuant to the 2022 Equity Incentive Plan and 62,100 shares issuable pursuant to the warrant held by Tiger Securities.

The information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares and common warrants that we offer in this offering, and other terms of this offering determined at pricing.

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K, filed with the SEC on September 19, 2023, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, which are incorporated by reference herein.

Our authorized capital stock consists of 140,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this prospectus, there were 54,268,992 shares of common stock outstanding. Holders of our common stock are entitled to equal voting rights, consisting of one vote per share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation. In the event of liquidation, dissolution or winding up of our company, either voluntarily or involuntarily, each outstanding share of the common stock is entitled to share equally in our assets, subject to the rights of the holders of any series of preferred stock which may be created by the board of directors.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock. They are entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefore. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future.

Preferred Stock

Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. The rights granted to the holders of a series of preferred stock could restrict payment of dividends on the common stock, dilute the voting power of the common stock, impair the liquidation rights of the holders of the common stock and delay or prevent a change in control without further action by stockholders. We have no present plans to issue any shares of preferred stock.

Other Provisions of Our Certificate of Incorporation

Our certificate of incorporation provides that we shall indemnify to the fullest extent permitted by law as it presently exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person, or such person’s testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Any amendment, repeal, or modification of this provision in the certificate of incorporation shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or may hereafter be amended, a director shall not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this provision of the certificate of incorporation shall apply to or have any effect on the liability or alleged liability of any of our directors for or with respect to any acts or omissions of such director occurring prior to such amendment.

Our certificate of incorporation provides that where, in connection with a compromise or arrangement between us and any class of creditors or stockholders, if a majority in number and three-fourth in value of the creditors or stockholders or class of creditors or stockholders, as the case may be, approve a compromise or arrangement which is sanctioned by the court, it is binding on all of the creditors or class of creditors or stockholders or class of stockholders.

Forum Selection

Our by-laws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation, or our by-laws; or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case, subject to said court having personal jurisdiction over the indispensable parties named as defendants therein

Our by-laws also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint for the resolution of any complaint for which such courts have exclusive jurisdiction, including, but not limited to, any complaint asserting a cause of action arising under the Securities Exchange Act of 1934. The forum selection provision does not apply to actions commenced against us under the Securities Act.

Delaware Law Provisions Relating to Business Combinations with Related Persons

We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute which prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

SEC Policy on Indemnification for Securities Act liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent for the common stock is Vstock Transfer, LLC (“Vstock”), 18 Lafayette Place, Woodmere, New York 11593, telephone (212) 828-8436.

PLAN OF DISTRIBUTION

We have engaged Roth Capital Partners, LLC (“Roth” or the “placement agent”), to act as our exclusive placement agent to solicit offers to purchase the common stock offered by this prospectus on a reasonable best efforts basis. Roth is not purchasing or selling any common stock, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of common stock, other than to use their “reasonable best efforts” to arrange for the sale of the common stock by us. Therefore, we may not sell the entire amount of common stock being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. The placement agent does not guarantee that it will be able to raise new capital in this offering. The terms of this offering were subject to market conditions and negotiations between us and prospective investors in consultation with the placement agent. The placement agent will have no authority to bind us. This offering will terminate no later than [      ], 2023, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the common stock purchased in this offering. The public offering price per share will be fixed for the duration of this offering. Roth may engage one or more sub-placement agents or selected dealers to assist with the offering.

We will enter into a securities purchase agreement directly with the institutional investors, at the investor’s option, who purchase our common stock in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our common stock in this offering.

Placement Agent Fees and Expenses

The following table shows the price per share and total placement agent fees we will pay in connection with the sale of the common stock in this offering.

Per Share and Accompanying Common Warrant
Public offering price	$
Placement agent fees	$
Proceeds to us, before expenses	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding placement agent fees, will be approximately $[      ], all of which are payable by us. This figure includes the placement agent’s accountable expenses, including, but not limited to, legal fees for placement agent’s legal counsel, that we have agreed to pay at the closing of the offering up to an aggregate expense reimbursement of $[      ].

Determination of Offering Price

The public offering price per share we are offering was negotiated between us and the investors, in consultation with the placement agent based on the trading of our common stock prior to this offering, among other things. Other factors considered in determining the public offering prices of the common stock we are offering include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-up Agreements

Each of our officers and directors have agreed to be subject to a lock-up period of 90 days following the date of this prospectus. This means that, during the applicable lock-up period, they may not offer for sale, contract to sell, or sell any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock subject to certain customary exceptions. In addition, we have agreed to not issue any shares of common stock or securities exercisable or convertible into shares of common stock for a period of 90 days following the closing date of this offering, subject to certain exceptions, and to not issue any securities that are subject to a price reset based on trading prices of our common stock or upon a specified or contingent event in the future, or enter into an agreement to issue securities at a future determined price, for a period of 90 days following the closing date of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Vstock.

The Nasdaq Capital Market Listing

Our common stock is currently listed on the Nasdaq Capital Market under the symbol “ISPR.” On [      ], 2023, the reported closing price per share of our common stock was $[      ]. The final public offering price will be determined between us, the placement agent and the investors in the offering, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the placement agent may be required to make for these liabilities.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the placement agent and the placement agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent and should not be relied upon by investors.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference into this prospectus:

•        our Annual Report on Form 10-K for the year ended June 30, 2023, filed on September 19, 2023;

•        our Quarterly Report on Form 10-Q for the period ended September 30, 2023, filed on November 14, 2023; and

•        our Current Reports on Form 8-K, filed on July 7, 2023, August 9, 2023, September 8, 2023, September 15, 2023, September 19, 2023, September 27, 2023 (other than any portions thereof deemed furnished and not filed).

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of common stock in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus, or any document incorporated by reference in this prospectus, is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our common stock.

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission. The registration statement and the documents referred to under “Incorporation of Certain Information by Reference” are also available on our website, www.ispiretechnology.com.

We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. The placement agent is being represented by [            ].

EXPERTS

The consolidated financial statements as of June 30, 2022 and 2023 and for each of the years then ended included in this prospectus have been so included in reliance on the report of MSPC Certified Public Accountants and Advisors, A Professional Corporation, given on the authority of such firm as experts in accounting and auditing.

Up to ____ Shares of Common Stock

ISPIRE TECHNOLOGY INC.

________________________________________

PRELIMINARY PROSPECTUS

________________________________________

Roth Capital Partners

The date of this prospectus is            , 2023.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
SEC Registration Fee	$	[ ]
FINRA Filing Fee		[ ]
Legal Fees and Expenses		[ ]
Accounting Fees and Expenses		[ ]
Transfer Agent and Registrar fees and expenses		[ ]
Miscellaneous Expenses		[ ]
Total expenses	$	[ ]

Item 14. Indemnification of Directors and Officers.

The Company’s certificate of incorporation provides that the Company shall indemnify to the fullest extent permitted by law as it presently exists or may hereafter be amended any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person, or such person’s testator or intestate, is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Corporation. Any amendment, repeal, or modification of this provision of the Company’s certification shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The Company’s certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or may hereafter be amended, a director of the Company shall not be personally liable to the Company or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this provision of the certificate of incorporation shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 145 of the Delaware General Corporation Law gives the Company broad authority to indemnify our officers and directors. under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney’s fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

1.      In connection with the Company’s organization, the Company issued 50,000,000 shares of common stock to the stockholders of Aspire Global Inc. The shares were issued in connection with a restructure of Aspire Global, in connection with which 100% of the equity of Aspire North America LLC and Aspire Science and Technology Limited, which were wholly-owned direct or indirect subsidiaries of Aspire Global, was transferred to the Company on July 29, 2022. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as a transaction not involving a public offering.

2.      On June 26, 2023, the Company entered into agreements (collectively, “Purchase Agreements”) dated June 26, 2023 with three investors pursuant to which the investors purchased from the Company in a private placement (the “Private Placement”) an aggregate of 1,117,420 shares (“Shares”) of the Company’s common stock, par value $0.0001 per share, at a purchase price of $7.1318 per Share. The gross proceeds to the Company, before deducting placement agent fees and other offering expenses, were approximately $7,969,221. The Private Placement closed on June 26, 2023. The issuance of the Shares was exempt from registration (i) pursuant to Section 4(a)(2) under the Securities Act with respect to 490,759 shares issued to one United States investor and (ii) pursuant to Regulation S of the Securities Act with respect to 626,661 shares issued to two investors who are not US Persons. US Tiger Securities Inc. (“US Tiger”), who was the managing underwriter of the Company’s initial public offering in April 2023, acted as the exclusive placement agent for the Private Placement, with TFI Securities and Futures Limited acting as a selling group member. US Tiger received a fee of $478,153 for serving as exclusive placement agent.

3.      Pursuant to an agreement dated April 14, 2023, with Acorn Management Partners, L.L.C. (“Acord”), in August 2023, the Company issued 24,089 shares of common stock to Acorn for investor relations services. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. No brokerage or placement agent fees were paid in connection with the issuance.

4.      Pursuant to an agreement dated July 19, 2023, with FORCE Family Office, LLC (“FORCE”), in August 2023, the Company issued 18,000 shares of common stock to FORCE’s designee for investor relations services rendered by FORCE. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as a transaction not involving a public offering. No brokerage or placement agent fees were paid in connection with the issuance.

Item 16. Exhibits.

The list of exhibits following the signature page of this registration statement is incorporated by reference herein.

Exhibit number	Description
1.1	Form of Placement Agency Agreement.(1)
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)
3.2	By-laws (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)
4.1	Representative’s Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K filed with the SEC on April 6, 2023)(2)
5.1	Opinion of Ellenoff Grossman & Schole LLP as to the legality of the securities being registered(1)
10.1

Intellectual Property Transfer Agreement dated September 30, 2022, by and among Aspire Global Inc., Shenzhen Yi Jia, Tuanfang Liu, Aspire North America LLC and Ispire Technology Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)

10.2

Intellectual Property License Agreement dated September 30, 2022, by and among Aspire Global Inc., Shenzhen Yi Jia, Tuanfang Liu, Aspire Science and Technology Limited and Ispire Technology Inc. (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)

10.3

Employment agreement dated January 31, 2023, between the Company and Tuanfang Liu (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1/A (No. 333-269470) filed with the SEC on February 16, 2023)(2)†

10.4

Employment agreement dated January 31, 2023, between the Company and Michael Wang (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1/A (No. 333-269470) filed with the SEC on February 16, 2023)(2)†

10.5	2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)†
10.6

Independent director agreement dated September 29, 2023 with Brent Cox (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (No. 333-273904) filed with the SEC on October 11, 2023)(2)

Exhibit number	Description
10.7

Form of independent director agreement dated September 29, 2023 with John Fargis (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 (No. 333-273904) filed with the SEC on October 11, 2023)(2)

10.8

Distributorship Agreement dated January 1, 2021, between Aspire Science and Technology Limited and Your-Buyer International Limited (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1(No. 333-269470) filed with the SEC on January 31, 2023)(2)

10.9

Supply agreement dated January 27, 2023 by and between Aspire North America LLC and Shenzhen Yi Jia (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)

10.10

Supply agreement dated January 27, 2023 by and between Aspire Science and Technology Limited and Shenzhen Yi Jia (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1 (No. 333-269470) filed with the SEC on January 31, 2023)(2)

10.11

Form of Subscription Agreement dated June 26, 2023 between the Company and the Purchasers in the Private Placement (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (No. 001-41680) filed with the SEC on June 27, 2023)(2)

10.12

Independent director agreement dated September 29, 2023 with Christopher Robert Burch (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 (No. 333-273904) filed with the SEC on October 11, 2023)(2)

10.13	Form of Securities Purchase Agreement(1)
23.1	Consent of MSPC Certified Public Accountants and Advisors, A Professional Corporation(1)
23.2	Consent of Ellenoff Grossman & Schole, LLP (included as part of Exhibit 5.1 hereto)(1)
23.3	Consent of Han Kun Law Offices(1)
23.4	Consent of Euromonitor International Limited(1)
24.1	Power of Attorney (included on signature page of the initial filing of Registration Statement on Form S-1)(1)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107	Calculation of Filing Fee Table(1)

____________

(1)      To be filed

(2)      Filed herewith

†        Compensatory plan, contract or arrangement

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 17.Undertakings

(1)    The undersigned registrant hereby undertakes:

(a)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(b)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)     That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(2)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    The undersigned registrant hereby undertakes that:

(a)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on November 3, 2023.

ISPIRE TECHNOLOGY INC.
By:
	Name:	Michael Wang
	Title:	Co-Chief Executive Officer (Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tuanfang Liu and Michael Wang, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any amendments to this registration statement, and to sign any registration statement for the same offering covered by this registration statement, including post-effective amendments or registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Co-Chief executive officer	[ ], 2023
Michael Wang	(principal executive officer)
	Co-Chief executive officer and director	[ ], 2023
Tuanfang Liu	(principal executive officer)
	Chief financial officer	[ ], 2023
Daniel J. Machock	Principal financial and accounting officer
	Director	[ ], 2023
Tuanfang Liu
	Director	[ ], 2023
Jiangyan Zhu
	Director	[ ], 2023
Christopher Robert Burch
	Director	[ ], 2023
Brent Cox
	Director	[ ], 2023
John Fargis